EXHIBIT 1.1
                                                                    -----------


                             [GRAPHIC OMITTED LOGO]
               ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED
                          [Chinese Characters Omitted]
                (INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)
                                STOCK CODE: 1135

                             UNUSUAL PRICE MOVEMENT

This  statement  is made at the  request  of The  Stock  Exchange  of Hong Kong
Limited.

We have noted the recent increases in the price of the shares of the Company and wish to state that we are not aware of any reasons for such increases save that an indirectly wholly-owned subsidiary of the Company, Asia Satellite Telecommunications Company Limited, is in the course of negotiations with a connected person under the definition of the Listing Rules in respect of its further acquisition of the equity interest in SpeedCast Holdings Limited, an indirectly owned subsidiary of Company.

Save as stated above, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

SHAREHOLDERS AND POTENTIAL INVESTORS SHOULD BE AWARE THAT THE NEGOTIATIONS MAY OR MAY NOT MATERIALISE. SHAREHOLDERS AND POTENTIAL INVESTORS ARE ADVISED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES OF THE COMPANY.


                                                    BY ORDER OF THE BOARD
                                                          SUE YEUNG
                                                      Company Secretary


Hong Kong, 8 October 2007

AS AT THE DATE OF THIS ANNOUNCEMENT, THE BOARD COMPRISES 13 DIRECTORS. THE EXECUTIVE DIRECTORS ARE MR. PETER JACKSON AND MR. WILLIAM WADE. THE NON-EXECUTIVE DIRECTORS ARE MR. MI ZENG XIN (CHAIRMAN), MR. RONALD J. HERMAN, JR. (DEPUTY CHAIRMAN), MR. JOHN F. CONNELLY, MR. MARK CHEN, MS. NANCY KU, MR. DING YU CHENG, MR. KO FAI WONG AND MR. JU WEI MIN. THE INDEPENDENT NON-EXECUTIVE DIRECTORS ARE PROFESSOR EDWARD CHEN, MR. ROBERT SZE AND MR. JAMES WATKINS.